Exhibit 99.9

News Release

Sustainable Growth

HARVEST ENERGY ANNOUNCES CLOSING OF PREVIOUSLY
ANNOUNCED TRUST UNIT FINANCING

Calgary, Alberta – June 4, 2009 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust (“Harvest”) is pleased to announce that it has closed its previously announced trust unit financing. Upon closing, Harvest issued 17,330,000 trust units (the “Trust Units”) at a price of Cdn$7.30 per trust unit, including 1,330,000 trust units pursuant to the partial exercise by the underwriters at closing of the over-allotment option granted to them, for total net proceeds of approximately Cdn$120 million.

Harvest will use the net proceeds of this financing to reduce bank indebtedness and for general corporate purposes.

The Trust Units offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 71% to crude oil and liquids and 29% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Jason Crumley, Manager, Investor Relations
Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca